SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 5, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on February 5, 2020.

Autonomous City of Buenos Aires, February 5th, 2020.

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Please be advised that on this 5th day of February 2020, Ms. Vivian Haydeé Stenghele has requested a leave of absence from her position as Regular Syndic until the next ordinary shareholders' meeting, which leave was accepted on the date hereof by the Supervisory Committee. Such leave is based on a special leave of absence granted by Sindicatura General de la Nación (Argentine Government General Accountability Office), as approved by resolution RESOL-2020-69-APN-SIGEN dated January 31, 2020.

We further inform that on the date hereof, the Alternate Syndic, Mr. Enrique Fila, has taken office as Regular Syndic to act in the place of Ms. Stenghele.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 5, 2020

MACRO BANK INC.

By:	/s/ Gustavo A. Manriquez
Name: Gustavo A. Manriquez
Title: Chief Executive Officer